UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
June 29, 2010
Commission File Number: 1-15174
Siemens Aktiengesellschaft
(Translation of registrant’s name into English)
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐      No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐      No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press Presse Press Presse

Munich / Nuremberg, Germany, June 29, 2010
Siemens expects strong profitability again in third quarter of fiscal 2010
New orders and revenue at Sectors to again exceed prior-year figures
In the third quarter of the current fiscal year, Siemens AG expects continued strong profitability at its Sectors with growth in new orders and revenue again exceeding the corresponding prior-year figures. The last time Siemens posted a plus in both orders and revenue was in the fourth quarter of fiscal 2008. Driving this positive development in the third quarter of 2010 were, among other things, a recovery in the company’s short-cycle businesses and strong demand in the emerging countries, explained CFO Joe Kaeser at the Energy Sector’s Capital Market Days. He added that, due to continuing cost productivity in the third quarter, total Sectors profit was likely to closely approach the results from operations in the strong previous quarter while including no significant one-time effects. In the second quarter of the current fiscal year, Siemens reported total Sectors profit of some €2.1 billion. However, all third quarter projections reflect substantial currency translation effects due to the strength of the U.S. dollar during the quarter.
The total orders and revenue – including the impact of currency effects – of the three Siemens Sectors Industry, Energy and Healthcare in the third quarter of 2010 will probably exceed the corresponding figures reported for both the prior year and the previous quarter. In the third quarter of 2009, the total orders of Siemens’ three Sectors came to about €16.2 billion and total revenue to about €17.4 billion. In the second quarter of fiscal 2010, new orders were roughly €17.1 billion and revenue about €17.5 billion.
The Industry Sector profited again in the third quarter of 2010 from improvements in the business climate for its shorter-cycle activities. For example, Osram reported continued strong demand for light-emitting diodes (LEDs). The car industry’s interest in Osram products also continued to be high. In the third quarter, both volume and profit at the Industry Sector will probably surpass the prior-year figures. The profit of €783 million from operations in the previous quarter may even be exceeded. Revenue is expected to be above the previous-quarter figure of about €8.3 billion. New orders will also probably be above the previous-quarter figure of roughly €8.0 billion.
Third-quarter revenue and profit at the Energy Sector will both probably be slightly below the prior-year level. In the third quarter of fiscal 2009, the Sector reported profit of €863 million on revenue of some €6.4 billion. New orders will probably exceed the prior-year figure of roughly €6.9 billion and, thereby, also be considerably above the previous-quarter figure of about €6.1 billion.
In the Healthcare Sector, the implementation of the U.S. healthcare reform is reducing demand backlog somewhat. This development is expected to have a positive impact on growth at the Imaging & IT Division, in particular. Sector profit will probably be significantly above the prior-year figure of €270 million and at about the same level as in the previous quarter, when it totaled €492 million. Third-quarter revenue and new orders are expected to be above the corresponding figures for both the prior year and the previous quarter. In the second quarter of fiscal 2010, new orders came to about €2.9 billion and revenue to roughly €3 billion. Unlike in the previous two quarters, positive effects from currency hedging will probably no longer be noticeable at the Sector in the third quarter.
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Below the Sector level, Siemens expects its Equity Investments to make a negative contribution to profit in the third quarter. Siemens IT Solutions and Services (SIS) is operating in a very difficult environment. SIS is expected to report negative earnings for the third quarter.
Siemens AG (Berlin and Munich) is a global powerhouse in electronics and electrical engineering, operating in the industry, energy and healthcare sectors. For over 160 years, Siemens has stood for technological excellence, innovation, quality, reliability and internationality. The company is the world’s largest provider of environmental technologies, generating €23 billion – nearly one-third of its total revenue – from green products and solutions. In fiscal 2009, which ended on September 30, 2009, revenue totaled €76.7 billion and net income €2.5 billion. At the end of September 2009, Siemens had around 405,000 employees worldwide. Further information is available on the Internet at: www.siemens.com.
This document contains forward-looking statements and information – that is, statements related to future, not past, events. These statements may be identified by words such as “expects,” “looks forward to,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “project” or words of similar meaning. Such statements are based on the current expectations and certain assumptions of Siemens’ management, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect Siemens’ operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. For Siemens, particular uncertainties arise, among others, from changes in general economic and business conditions (including margin developments in major business areas and recessionary trends); the possibility that customers may delay the conversion of booked orders into revenue or that prices will decline as a result of continued adverse market conditions to a greater extent than currently anticipated by Siemens’ management; developments in the financial markets, including fluctuations in interest and exchange rates, commodity and equity prices, debt prices (credit spreads) and financial assets generally; continued volatility and a further deterioration of the capital markets; a worsening in the conditions of the credit business and, in particular, additional uncertainties arising out of the subprime, financial market and liquidity crises; future financial performance of major industries that Siemens serves, including, without limitation, the Sectors Industry, Energy and Healthcare; the challenges of integrating major acquisitions and implementing joint ventures and other significant portfolio measures; the introduction of competing products or technologies by other companies; a lack of acceptance of new products or services by customers targeted by Siemens; changes in business strategy; the outcome of pending investigations and legal proceedings and actions resulting from the findings of these investigations; the potential impact of such investigations and proceedings on Siemens’ ongoing business including its relationships with governments and other customers; the potential impact of such matters on Siemens’ financial statements; as well as various other factors. More detailed information about certain of the risk factors affecting Siemens is contained throughout this report and in Siemens’ other filings with the SEC, which are available on the Siemens website, www.siemens.com, and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the relevant forward-looking statement as expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens does not intend or assume any obligation to update or revise these forward-looking statements in light of developments which differ from those anticipated.
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Siemens AG	Media Relations: Dr. Marc Langendorf
Corporate Communications and Government Affairs	Telephone: (+49 89) 636-37035
Wittelsbacherplatz 2, 80333 Munich	E-mail: marc.langendorf@siemens.com
Germany	Siemens AG
Wittelsbacherplatz 2, 80333 Munich
Reference number: AXX201006.79 e

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT

Date: June 29, 2010	/s/	Dr. Klaus Patzak
	Name:	Dr. Klaus Patzak
	Title:	Corporate Vice President and Controller

	/s/	Dr. Stephan Heimbach
	Name:	Dr. Stephan Heimbach
	Title:	Corporate Vice President Corporate Communications and Government Affairs